SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Period: March 10, 2005

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

Release Time	IMMEDIATE
Date	8 March 2005
Number	10/05

BHP BILLITON ANNOUNCES US$7.3 BILLION CASH OFFER FOR

WMC RESOURCES

BHP Billiton today announced a cash offer of A$7.85 per share for the entire issued capital of WMC Resources Limited (“WMC Resources”), valuing WMC Resources equity at A$9.2 billion (US$7.3 billion).

The Board of WMC Resources has unanimously recommended that WMC Resources shareholders accept the BHP Billiton offer in the absence of a superior proposal and has indicated that the directors will be accepting this offer for their own holdings of WMC Resources shares on that basis.

The offer is A$0.85 per share higher than Xstrata’s cash bid of A$7.001 per share and in the top half of the valuation range provided by Grant Samuel, WMC Resources’ independent expert, in its Target Statement.

BHP Billiton Chief Executive Officer, Chip Goodyear said: “The acquisition of WMC Resources is a further step in BHP Billiton’s strategy of developing, operating and maximising the performance of large scale, long-life, low-cost assets. It is an excellent opportunity to build on our existing nickel and copper businesses and bring uranium into our suite of energy products. Furthermore, the acquisition provides additional premium long-term options to satisfy continuing demand growth in China and other high-growth economies.

“BHP Billiton is best placed to maximise the value of WMC Resources’ assets. No other potential purchaser brings to this transaction the experience and synergy benefits of already operating in both nickel and copper and the track record of consistent on-time, on-budget major project delivery.

“Our offer price is based on our normal valuation methodology using our standard pricing protocols and reflects WMC Resources’ considerable expansion potential. We expect the acquisition to add material value to BHP Billiton shareholders over the medium to long term,” Mr Goodyear said.

[1]	The value of Xstrata’s offer has been reduced to A$7.00 per share, reflecting the A$0.20 per share dividend to be paid to WMC Resources shareholders on 11 March.

Specific benefits to BHP Billiton from this transaction include:

•	WMC Resources’ nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which will complement BHP Billiton’s existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

•	BHP Billiton will have operating control of two of the world’s four largest copper deposits. BHP Billiton’s track record in developing and operating Escondida, the world’s largest copper mine, ideally equips it to maximise the value of the large, long-life Olympic Dam resource base. Olympic Dam is the world’s fourth largest copper resource and one of the world’s 10 largest gold deposits.

•	The acquisition of WMC Resources will establish BHP Billiton as a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis but it complements BHP Billiton’s existing energy portfolio of oil, gas and coal.

•	The inclusion of WMC Resources’ businesses and opportunities in BHP Billiton’s portfolio enhances its options to develop the production necessary to supply raw materials to high growth markets in the decades ahead.

•	BHP Billiton is best placed to maximise synergies in the nickel and copper businesses, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001. The annual corporate cost efficiencies are estimated to total A$115 million (US$91 million), with a one-time cost of A$120 million (US$95 million).

Commenting on the attractiveness of the offer to WMC Resources’ shareholders, WMC Resources CEO Andrew Michelmore said: “This offer supports the view of the value of WMC Resources that the Board has consistently held. We will be working with BHP Billiton to ensure that this recommended offer is put to shareholders as soon as possible”.

The offer will be made through a subsidiary by way of an off-market takeover bid under the Australian Corporations Act 2001 and will be funded from both new and existing debt facilities. BHP Billiton remains committed to an A credit rating and will retain financial flexibility following the acquisition. Following the acquisition, on a pro forma basis, BHP Billiton’s net debt, as at 30 June 2005 is estimated to total US$12.4 billion with corresponding net gearing of 42 percent2. The acquisition is expected to be earnings accretive in the financial year ending 30 June 2006.

The offer is subject to a number of conditions including BHP Billiton receiving necessary regulatory approvals and acquiring at least 90% of the number of WMC Resources ordinary shares on issue. The conditions are outlined in full in Appendix 1 to this release.

BHP Billiton holds economic exposure to 50.6 million WMC Resources shares (4.3% of the issued share capital) through cash settled derivative contracts.

WMC Resources has entered into a Deed of Undertaking with BHP Billiton in relation to BHP Billiton’s offer. This includes a break-fee of A$92 million (US$73 million) payable to BHP Billiton in certain circumstances, including a successful competing takeover proposal. WMC Resources will provide full details of the Deed.

[2]	Net gearing is defined as net debt to net debt plus equity.

BHP Billiton’s Bidder’s Statement is expected to be lodged shortly and to be dispatched to WMC Resources shareholders in approximately three weeks.

Further information on WMC Resources can be found in Appendix 2 and on its Internet site: www.wmc.com. Further information on BHP Billiton can be found in Appendix 3 and on our Internet site: www.bhpbilliton.com.

For further information please contact:

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: + 44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations Tel: +61 3 9609 3815 Mobile: +61 419 152 780 email: Tania.Price@bhpbilliton.com	Ariane Gentil, Media Relations Tel: +44 20 7802 4177 Mobile: +44 7881 518 715 email: Ariane.Gentil@bhpbilliton.com

United States Francis McAllister, Investor Relations Tel: +1 713 961 8625 Mobile: +1 713 480 3699 email: Francis.R.McAllister@bhpbilliton.com	South Africa Michael Campbell, Investor & Media Relations Tel: +27 11 376 3360 Mobile: +27 82 458 2587 email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

Further Information

In connection with the planned public tender offer (the “Tender Offer”) by a wholly owned subsidiary of BHP Billiton (the “Company”), for all of WMC Resources’ outstanding stock, BHP Billiton will file with the United States Securities and Exchange Commission (the “SEC”) an informational document under cover of Form CB. Investors and holders of WMC Resources securities are strongly advised to read the informational document (when available) and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of WMC Resources securities may obtain free copies of the informational document (when available), as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from the Company or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of WMC Resources. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Forward-Looking Statements

Statements contained in this communication may contain forward-looking statements with respect to BHP Billiton’s financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of BHP Billiton, wherever they may occur in this communication are necessarily estimates reflecting the best judgment of the senior management of BHP Billiton and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this communication and BHP Billiton’s Annual Report on Form 20-F for the financial year ended 30 June 2004.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed Tender Offer; estimated reserves; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; expected costs or production output; the anticipated productive lives of projects, mines and facilities; and provisions and contingent liabilities.

BHP Billiton undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

APPENDIX 1

CONDITIONS OF THE OFFER

The Offer is subject to the fulfilment of the following conditions:

(a)	Minimum acceptance condition

During, or at the end of, the offer period the number of WMC Resources Shares in which BHP Billiton and its associates together have relevant interests (disregarding any relevant interest that BHP Billiton has merely because of the operation of section 608(3) of the Corporations Act) is at least 90% of all the WMC Resources Shares (even if that number later becomes less than 90% of all the WMC Resources Shares as a result of the issue of further WMC Resources Shares).

(b)	Foreign investment approval

One of the following occurs before the end of the offer period:

(i)	BHP Billiton receives written notice issued by or on behalf of the Treasurer stating that there are no objections under the Australian government’s foreign investment policy to the acquisition by BHP Billiton of all of the WMC Resources Shares under the Offer, such notice being unconditional;

(ii)	the expiry of the period provided under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (“FATA”) during which the Treasurer may make an order or an interim order under the FATA prohibiting the acquisition of WMC Resources Shares under the Offer, without such an order being made; or

(iii)	if an interim order is made to prohibit the acquisition of WMC Resources Shares under the Offer, the subsequent period for making a final order has elapsed, without any such final order being made.

(c)	Hart-Scott-Rodino

Before the end of the offer period, all filings required under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) have been made and all applicable waiting periods under the HSR Act have expired or have been terminated.

(d)	European Union merger control

Before the end of the offer period:

(i)	the European Commission has issued a decision under Article 6(1)(a) of Council Regulation (EC) 139/2004 (the “Merger Regulation”) that the acquisition of all or any of the WMC Resources Shares as a result of the Offer (“Acquisition”) does not give rise to a concentration falling within the scope of the Merger Regulation;

(ii)	the European Commission has issued a decision under Article 6(1)(b) of the Merger Regulation declaring the Acquisition compatible with the common market, or is deemed to have done so under Article 10(6) of the Merger Regulation;

(iii)	in the event of the European Commission initiating proceedings under Article 6(1)(c) of the Merger Regulation and BHP Billiton waiving condition (d)(ii) above, the European Commission has issued a decision under Article 8(1) or 8(2) of the Merger Regulation declaring the Acquisition compatible with the common market, or is deemed to have done so under Article 10(6) of the Merger Regulation; or

(iv)	in the event that the European Commission refers the whole or part of the Acquisition to the competent authorities of one or more Member States under Article 9(3) of the Merger Regulation,

(A)	each such authority has granted a clearance in respect of all those parts of the Acquisition which were referred to it, or is deemed to have granted such a clearance; and

(B)	the requirements of sub-paragraphs (d)(ii) or (d)(iii) are satisfied with respect to any part not referred to the competent authority of any Member State.

(e)	ACCC

Before the end of the offer period, BHP Billiton receives written notice from the ACCC that the ACCC does not propose to intervene in the acquisition of WMC Resources Shares under the Offer or the completion of any transaction contemplated by the Bidder’s Statement, such notice being unconditional.

(f)	Approvals by Public Authorities

Before the end of the offer period:

(i)	BHP Billiton receives all licences, authorities, consents, approvals, orders, waivers, relief, rulings and decisions (“Approvals”) (other than those referred to in paragraphs (b) to (e)) which are required by law or by any Public Authority to permit the Offers to be made to and accepted by WMC Resources shareholders in all applicable jurisdictions; and

(ii)	BHP Billiton receives all Approvals (other than those referred to in paragraphs (b) to (e)) which are required by law or by any Public Authority as a result of the Offers or the successful acquisition of the WMC Resources Shares and which are necessary for the continued operation of the business of WMC Resources and its subsidiaries or of any member of the BHP Billiton Group, and, in each case, those Approvals are on an unconditional basis and remain in force in all respects and there is no notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew those Approvals.

For the purpose of these conditions, “Public Authority” means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC (but excluding the Takeovers Panel, ASIC and any court in respect of proceedings under section 657G or proceedings commenced by a person specified in section 659B(1) of the Corporations Act in relation to the Offer). It also includes any self-regulatory organisation established under statute or any stock exchange.

(g)	No action by Public Authority adversely affecting the Offer

During the period from and including the date of this announcement (“Announcement Date”) to the end of the offer period:

(i)	there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii)	no action or investigation is instituted, or threatened by any Public Authority; and

(iii)	no application is made to any Public Authority (other than an application by BHP Billiton or any company within the BHP Billiton Group),

in consequence of, or in connection with, the Offer, which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, or may otherwise materially adversely impact upon, the making of the Offer or the completion of any transaction contemplated by the Bidder’s Statement or the rights of BHP Billiton in respect of WMC Resources and the WMC Resources Shares to be acquired under the Offer or otherwise, or seeks to require the divestiture by BHP Billiton of any WMC Resources Shares, or the divestiture of any assets by WMC Resources or by any subsidiary of WMC Resources or by any member of the BHP Billiton Group.

(h)	No prescribed occurrences

None of the following events happens during the period beginning on the date the Bidder’s Statement is given to WMC Resources and ending at the end of the offer period:

(i)	WMC Resources converts all or any of its shares into a larger or smaller number of shares;

(ii)	WMC Resources or a subsidiary of WMC Resources resolves to reduce its share capital in any way;

(iii)	WMC Resources or a subsidiary of WMC Resources:

(A)	enters into a buy-back agreement; or

(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(iv)	WMC Resources or a subsidiary of WMC Resources issues shares (other than WMC Resources Shares issued as a result of exercise of WMC Resources Options) or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v)	WMC Resources or a subsidiary of WMC Resources issues, or agrees to issue, convertible notes;

(vi)	WMC Resources or a subsidiary of WMC Resources disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii)	WMC Resources or a subsidiary of WMC Resources charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii)	WMC Resources or a subsidiary of WMC Resources resolves to be wound up;

(ix)	a liquidator or provisional liquidator of WMC Resources or of a subsidiary of WMC Resources is appointed;

(x)	a court makes an order for the winding up of WMC Resources or of a subsidiary of WMC Resources;

(xi)	an administrator of WMC Resources, or of a subsidiary of WMC Resources, is appointed under section 436A, 436B or 436C of the Corporations Act;

(xii)	WMC Resources or a subsidiary of WMC Resources executes a deed of company arrangement; or

(xiii)	a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of WMC Resources or of a subsidiary of WMC Resources.

(i)	No prescribed occurrences between the Announcement Date and service

None of the events listed in sub-paragraphs (i) to (xiii) of paragraph (h) happens during the period beginning on the Announcement Date and ending at the end of the day before the Bidder’s Statement is given to WMC Resources.

(j)	No material acquisitions, disposals or changes in the conduct of WMC Resources’ business

During the period from and including the Announcement Date to the end of the offer period, none of WMC Resources, or any subsidiary of WMC Resources:

(i)	acquires, offers to acquire or agrees to acquire one or more shares, companies or assets (or an interest in one or more shares, companies or assets) for an amount in aggregate greater than A$300 million;

(ii)	disposes, offers to dispose or agrees to dispose of its interest (in whole or in part and whether directly or indirectly) in the Olympic Dam operation, WMC Resources’ nickel operation or the Corridor Sands mineral sands project (each a “Relevant Asset”). To avoid any doubt, a disposal of, an offer to dispose or an agreement to dispose of one or more shares or interests in a company or entity which owns an interest in a Relevant Asset is taken to be a disposal of, an offer to dispose or an agreement to dispose of (as the case may be) an interest in the Relevant Asset;

(iii)	enters into or offers to enter into any joint venture, asset or profit sharing, partnership, merger of businesses (including through a dual listed companies structure) or of corporate entities, in respect of any Relevant Asset;

(iv)	other than in the ordinary course of business, incurs, commits to or brings forward the time for incurring, or grants to another person a right the exercise of which would involve WMC Resources or any subsidiary of WMC Resources incurring or committing to, any capital expenditure or liability, or foregoes any revenue, for one or more related items or amounts of greater than A$50 million; or

(v)	discloses (without having disclosed to ASX prior to the Announcement Date) the existence of any matter described in sub-paragraphs (i) to (iv) above, or announces an intention or proposal to do anything described in sub-paragraphs (i) to (iv) above.

For the avoidance of doubt, a reference in this paragraph (j) to:

(A)	the Olympic Dam operation is to the Olympic Dam minerals processing operation (which produces copper, uranium oxide, gold and silver), and the mine and assets used in connection with that operation (including all land holdings and assets in and around the township of Roxby Downs), of WMC Resources (or any subsidiary of it);

(B)	WMC Resources’ nickel operation is to the nickel business carried on by the WMC Resources Group including the:

(I)	mines and concentrators at Leinster and Mount Keith;

(II)	concentrator at Kambalda;

(III)	smelter at Kalgoorlie;

(IV)	refinery at Kwinana; and

(V)	other nickel related projects,

of WMC Resources (or any subsidiary of it).

(k)	Non-existence of certain rights

No person (other than a member of the BHP Billiton Group) has or will have any right (whether subject to conditions or not) as a result of BHP Billiton acquiring WMC Resources Shares to:

(i)	acquire, or require the disposal of, or require WMC Resources or a subsidiary of WMC Resources to offer to dispose of, any material asset of WMC Resources or a subsidiary of WMC Resources; or

(ii)	terminate, or vary the terms or performance of, any material agreement with WMC Resources or a subsidiary of WMC Resources.

(l)	No material adverse change

During the period from and including the Announcement Date to the end of the offer period:

(i)	there is no occurrence or matter, including (without limitation):

(A)	any change in the status or terms of arrangements entered into with WMC Resources or any of its subsidiaries or the status or terms of any Approvals which are applicable to WMC Resources or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer, and/or the acquisition of WMC Resources Shares under the Offer);

(B)	any change in the 30 day moving average spot price for any commodity on any market, as expressed in Australian dollars;

(C)	any liability for duty or tax;

(D)	any liability resulting from a change of control of WMC Resources; or

(E)	any change in the law (whether retrospective or not),

that (individually or together with others) has or could reasonably be expected to have a materially adverse effect on the assets, liabilities, financial or trading position, profitability, production or prospects of WMC Resources and its subsidiaries taken as a whole; and

(ii)	no occurrence or matter, as described in sub-paragraph (l)(i), which occurred before the Announcement Date but was not apparent from publicly available information before then, becomes public.

(m)	S&P/ASX 200 index

During the period from and including the Announcement Date to the end of the offer period, the S&P/ASX 200 index does not fall below 3,500 on any trading day.

APPENDIX 2

WMC RESOURCES OVERVIEW

WMC Resources is a major diversified Australian resources company involved in the exploration and production of nickel, copper, uranium oxide and phosphate fertilisers with operations in South Australia, Western Australia and Queensland. The company is headquartered in Melbourne.

WMC Resources has its primary listing on the Australian Stock Exchange and ADRs traded on the New York Stock Exchange

For the year ended 31 December 2004, WMC Resources reported a consolidated net profit after tax of A$1,327m (US$1,035m1), generated on sales of A$3,777m (US$2,946m1). As at 31 December 2004, consolidated net assets were A$5,109m (US$3,985m1)

The principal operations of WMC Resources are:

Nickel

Mining operations are located at Leinster, Mount Keith, and Kambalda in Western Australia. WMC Resources also operates a smelter at Kalgoorlie and refinery at Kwinana, Western Australia

Copper/Uranium

Olympic Dam in South Australia produces refined copper, uranium oxide, gold and silver. Olympic Dam, in addition to being a major copper and gold deposit, is the world’s largest known uranium deposit

Fertilisers

WMC Resources’ operations at Phosphate Hill and Mt Isa in Queensland produce mono- and di-ammonium phosphate for the domestic and export market

Mineral sands

Corridor Sands is a large undeveloped titanium dioxide-bearing mineral sands deposit in southern Mozambique.

[1]	Australian dollar amounts converted at assumed exchange rate of AUD/USD 0.78

APPENDIX 3

BHP BILLITON OVERVIEW

BHP Billiton is the world’s largest diversified resources company. It has approximately 35,000 employees working in more than 100 operations in approximately 20 countries. BHP Billiton occupies industry leader or near industry leader positions in major commodity businesses, including aluminium, energy coal and metallurgical coal, copper, ferro-alloys, iron ore and titanium minerals, and has substantial interests in oil, gas, liquefied natural gas, nickel, diamonds and silver. The Company is headquartered in Melbourne, Australia.

BHP Billiton is a Dual Listed Company (DLC) comprising BHP Billiton Limited and BHP Billiton Plc. The two entities exist as separate companies, but operate as a combined group. Both companies have identical Boards of Directors and are run by a unified management team. BHP Billiton is listed on the Australian Stock Exchange (through BHP Billiton Limited) and London Stock Exchange (through BHP Billiton Plc), along with a secondary listing on the Johannesburg Stock Exchange (through BHP Billiton Plc) and American Depositary Receipts listings on the New York Stock Exchange.

For the six months ended 31 December 2004, BHP Billiton reported earnings before interest, tax, depreciation, impairments and amortisation (EBITDA) of US$5.2 billion and had turnover (including the Group’s share of joint ventures) of US$15.5 billion. As of 7 March BHP Billiton’s market capitalization was US$90.2 billion.

BHP Billiton has seven Customer Sector Groups:

Aluminium

BHP Billiton is one of the world’s major producers of alumina and aluminium. Its principal assets are located in South Africa, Brazil, Mozambique, Australia and Suriname.

Base Metals

BHP Billiton is a leading supplier of lead, zinc and copper concentrates. BHP Billiton produces high-quality copper cathode (metal) and is also a leading producer of silver in concentrate. It has operations in Chile, Peru and Australia.

Carbon Steel Materials

BHP Billiton is a leading supplier of iron ore, metallurgical coal and manganese ore and alloys to the global steel industry. It has mining and processing operations in Australia, South Africa and Brazil.

Diamonds and Specialty Products

This business produces diamonds, titanium slag, rutile and zircon and includes BHP Billiton’s minerals exploration and technology activities. The Ekati diamond operation is in Canada and the titanium minerals operations are located in Richards Bay, South Africa.

Energy Coal

BHP Billiton is one of the world’s largest producers and marketers of export thermal coal. It is also a major supplier to domestic markets. It has operations in South Africa, United States, Colombia and Australia.

Petroleum

BHP Billiton is a significant oil and gas exploration and production business. Principal activities are oil and natural gas production, exploration and development in Australia, the United Kingdom, the United States, Algeria, Trinidad and Tobago and Pakistan.

Stainless Steel Materials

BHP Billiton is a market leading producer of primary nickel and ferrochrome. Its key operations are located in Colombia, South Africa and Australia.

BLAKE DAWSON WALDRON

LAWYERS

Deed of Undertaking

WMC Resources Limited

BHP Billiton Limited

8 March 2005
Level 37 101 Collins Street Melbourne Vic 3000 Telephone: (03) 9679 3000 Fax: (03) 9679 3111	Ref: DAW:JFS:NAT:03-1365-9499

© Blake Dawson Waldron 2005

	9.2	Liability for expenses	10
	9.3	Counterparts	10
	9.4	Attorneys	10

10.	INTERPRETATION		10

	10.1	Definitions	10
	10.2	Rules for interpreting this document	12

ii.

DEED OF UNDERTAKING

DATE

PARTIES

WMC Resources Limited ABN 76 004 184 598 (WMC)

BHP Billiton Limited ABN 49 004 028 077 (BHP Billiton)

RECITALS

A.	WMC is the subject of a takeover bid by Xstrata Capital Holdings Pty Ltd (Original Bidder) (Original Bid).

B.	The directors of WMC consider that the Original Bid is inadequate.

C.	BHP Billiton is considering making a takeover bid for all the WMC Shares at the Agreed Consideration on the Agreed Bid Terms.

D.	BHP Billiton has represented to WMC that it is a prerequisite to BHP Billiton making the Bid that WMC give the undertakings contained in this document.

E.	WMC and its directors believe that the Bid is a superior proposal to the Original Bid and significant benefits will flow to WMC and its shareholders if BHP Billiton were to make the Bid.

OPERATIVE PROVISIONS

1.	CONDITION PRECEDENT

WMC has no obligation under clause 3.1 unless by 5.00pm (Melbourne time) on 15 March 2005 BHP Billiton makes the Agreed Announcement to the ASX.

2.	THE BID

2.1	BHP Billiton agrees to make the Bid

BHP Billiton agrees to:

(a)	make the Bid; and

(b)	make the Agreed Announcement to the ASX as soon as practicable after the parties have executed this document.

2.2	BHP Billiton may use subsidiary

BHP Billiton may satisfy its obligations under clause 2.1 by causing a wholly owned member of the BHP Billiton Group to do the things referred to in paragraphs 2.1(a) and (b). If BHP Billiton does that, references to:

(a)	the Bid are references to the takeover bid by that entity; and

(b)	BHP Billiton making the Bid are references to BHP Billiton causing that entity to make the Bid.

3.	UNDERTAKING TO PAY COMPENSATING AMOUNT

3.1	Undertaking

WMC undertakes to pay the Compensating Amount to BHP Billiton if:

(a)	the following occur:

(i)	before the end of the offer period under the Bid, a Competing Proposal is announced or open for acceptance; and

(ii)	a person acquires an interest in all or a substantial part of the assets of WMC or a relevant interest in more than 50% of the voting shares of WMC under that Competing Proposal, or WMC enters into an agreement to operate under a dual listed company, or similar, structure; and

(iii)	in the case of a Competing Proposal that is a takeover bid made under Chapter 6 of the Corporations Act, the Competing Proposal becomes free from any defeating conditions either before or after the end of the offer period under the Competing Proposal; or

2.

(b)	any WMC director does not recommend the Bid or withdraws or adversely modifies an earlier recommendation or recommends a Competing Proposal (or announces an intention to do any of the foregoing); or

(c)	WMC or any of its directors does (or omits to do) anything (whether or not it may be permitted by the terms of this document) which results in any of the conditions of the Bid being breached and BHP Billiton does not declare the Bid free of the breached condition (which BHP Billiton is under no obligation to do); or

(d)	there is a breach of clause 5 of this document by WMC.

3.2	Compensating Amount

The Compensating Amount is A$92 million (plus the amount of any GST payable).

3.3	WMC acknowledgement

WMC acknowledges that:

(a)	the Compensating Amount is reasonable in the context of the Bid;

(b)	the Bid is a superior proposal to the Original Bid for WMC and holders of WMC Shares, and significant benefits will flow to WMC and holders of WMC Shares from BHP Billiton making the Bid; and

(c)	WMC’s entering the agreement contained in this document is necessary to induce BHP Billiton to make the Bid.

3.4	Demand for payment

Any demand by BHP Billiton for payment of the Compensating Amount must be in writing. WMC must pay the Compensating Amount to BHP Billiton within 2 Business Days of receipt of the demand.

3.5	Repayment

Despite any event in clause 3.1 occurring, if BHP Billiton ultimately acquires beneficial ownership of 100% of WMC Shares, BHP Billiton must repay to WMC any amount received under clause 3.1 which has not already been refunded under clause 3.6 or 3.7.

3.

3.6	Set off

If BHP Billiton does not acquire beneficial ownership of 50.1% or more of WMC Shares and accepts a Competing Proposal in respect of any WMC Shares acquired after the date of this document or otherwise disposes of any such WMC Shares, BHP Billiton must:

(a)	prior to payment of the Compensating Amount, notify WMC of any profit for BHP Billiton on such disposal (net of tax payable by BHP Billiton) and WMC may reduce the Compensating Amount by that amount; or

(b)	after payment of the Compensating Amount, promptly refund to WMC an amount equal to any profit for BHP Billiton on such disposal (net of tax payable by BHP Billiton).

For the avoidance of doubt, the profits on disposal of WMC Shares referred to above do not include any profits obtained by BHP Billiton through cash settled derivative contracts.

3.7	Compliance with law

If:

(a)	it is found by the Takeovers Panel or a Court that all or any part of the payment required to be made under clause 3.1 is unlawful, involves a breach of director’s duties or constitutes Unacceptable Circumstances and the period for lodging an application for review or a notice of appeal (as applicable) has expired without such an application or notice having been lodged; or

(b)	an application for review or a notice of appeal having been lodged with the Takeovers Panel or a Court within the prescribed period, it is found by the relevant review panel or appeal Court that all or any part of the payment required to be made under clause 3.1 is unlawful, involves a breach of director’s duties or constitutes Unacceptable Circumstances,

(Challenged Amount) then:

(c)	the undertaking under clause 3.1 does not apply to the extent of the Challenged Amount; and

4.

(d)	BHP Billiton must refund any Challenged Amount paid to BHP Billiton under this document.

4.	FACILITATING THE OFFER

4.1	Early dispatch of offers

(a)	For the purposes of item 6 in section 633(1) of the Corporations Act 2001 (Cth) WMC will agree that offers under the Bid may be sent to WMC shareholders on the day on which the bidder’s statement for the Bid is sent to WMC or within 28 days after that day.

(b)	BHP Billiton agrees to use its best endeavours to send offers under the Bid to WMC shareholders within three weeks of the date of this document and WMC agrees to use its best endeavours to send its target’s statement to WMC shareholders contemporaneously.

4.2	Bid conditions

(a)	WMC agrees not to do (or omit to do) anything which will, or is likely to, result in any of the conditions of the Bid being breached.

(b)	Nothing in this clause prevents WMC or the WMC Board from taking, or failing to take, action where to do otherwise would, in the reasonable opinion of the WMC Board, constitute a breach of the duties of the directors of WMC. The reasonable opinion of the WMC Board must be based on specific legal, and any other appropriate, advice.

(c)	To avoid any doubt, in this document, a reference to a condition of the Bid being breached includes a reference to a condition of the Bid not being, or not being capable of being, satisfied.

(d)	BHP Billiton agrees to use its best endeavours to ensure satisfaction of the conditions of the Bid set out in paragraphs (b) to (f) of Appendix 1 to the Agreed Announcement (but is not obliged to waive any conditions).

5.

4.3	Consultation regarding sale contracts

Subject to clause 5.6, to the extent permitted by law, WMC must consult with BHP Billiton a reasonable time in advance of incurring, committing to or varying the terms of (or announcing an intention to incur, commit to or vary the terms of) any agreement, arrangement or understanding in relation to the sale or supply of products by WMC which (when aggregated with similar agreements, arrangements or understandings) has a value of A$50 million or more.

5.	NO SOLICITATION

5.1	No solicitation

Subject to clause 5.2 for the period of 90 days after the date of this document WMC must not and must ensure that its employees, officers and (to the extent it is reasonably able to influence them) its associates, do not and WMC must not require or request any adviser or agent to:

(a)	(no solicitation) directly or indirectly solicit, initiate or encourage any inquiries, proposals or discussions regarding any Competing Proposal (whether from a person with whom WMC has previously been in discussions or not);

(b)	(no discussion) directly or indirectly participate in any discussions or negotiations regarding a Competing Proposal;

(c)	(no agreement) accept or enter into, or offer to accept or enter into, any agreement, arrangement or understanding regarding a Competing Proposal;

(d)	(no approval) approve or recommend a Competing Proposal or announce an intention to do so; or

(e)	(no information) disclose any information about the businesses or affairs of WMC to a third party (other than a government agency) other than in the ordinary course of business or as required under WMC’s existing contractual obligations to the extent those obligations have been disclosed by WMC to BHP Billiton and cannot be terminated by WMC.

6.

5.2	Response to unsolicited approach

Provided that clause 5.1(a) is complied with, nothing in clauses 5.1(b), (c), (d) and (e) prevents any action by WMC or its directors to respond to any approach by a third party if failure to do so would, in the reasonable opinion of the WMC Board, involve a breach of the duties of the directors of WMC. The reasonable opinion of the WMC Board must be based on specific legal, and any other appropriate, advice.

5.3	Cease existing discussions

WMC must cease any existing discussions or negotiations relating to:

(a)	any Competing Proposal; or

(b)	any transaction that may reduce the likelihood of the success of the Bid.

Nothing in this clause prevents WMC or the WMC Board from taking or failing to take action where to do so would, in the reasonable opinion of the WMC Board, constitute a breach of the duties of the directors of WMC. The reasonable opinion of the WMC Board must be based on specific legal and any other appropriate advice.

5.4	Return of confidential information

To the extent it is entitled to do so, WMC must immediately require all persons (other than BHP Billiton) to whom it has provided non public information prior to the date of this document in connection with an activity referred to in clause 5.1(a), to return and delete from retrieval systems and data bases all such information.

5.5	WMC to notify BHP Billiton

For the period of 90 days after the date of this document WMC must immediately notify BHP Billiton of any approach or attempt to initiate discussions or negotiations regarding a Competing Proposal.

7.

5.6	Non solicitation period ceases

WMC has no obligation under clauses 4.3 or 5 where:

(a)	BHP Billiton fails to satisfy its obligations under clause 2; or

(b)	BHP Billiton withdraws the Bid after the Bid is made; or

(c)	the Bid closes.

6.	TAKEOVER OFFER

6.1	Variation

BHP Billiton may vary the terms of the Bid in any manner which is permitted by the Corporations Act and may adjust the offer price by the amount of any dividends or distributions paid to WMC shareholders after the Announcement Date (other than the dividend of 20 cents announced on 9 February 2005 to be paid on 11 March 2005).

6.2	Waiver of conditions and extension

Subject to the Corporations Act, BHP Billiton may declare the Bid to be free from any condition or extend the Bid at any time.

7.	NOTICES

(a)	(notices) A notice, consent or other communication under this document is only effective if it is in writing, signed and either left at the addressee’s address or sent to the addressee by mail or fax. If it is sent by mail, it is taken to have been received 3 working days after it is posted. If it is sent by fax, it is taken to have been received when the addressee actually receives it in full and in legible form.

8.

(b)	(addresses) A person’s address and fax number are those set out below, or as the person notifies the sender:

WMC

Address:	Level 16, IBM Centre 60 City Road Southbank Vic 3006

Fax number:	(03) 9682 1905

Attention:	Company Secretary

BHP Billiton

Address:	Level 27, BHP Billiton Centre 180 Lonsdale Street Melbourne Vic 3000

Fax number:	(03) 9609 3204

Attention:	Chief Legal Counsel & Head of External Affairs and Company Secretary

8.	AMENDMENT AND ASSIGNMENT

8.1	Amendment

This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

8.2	Assignment

A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the consent of the other party.

9.	GENERAL

9.1	Governing law

(a)	(law) This document is governed by the law in force in Victoria.

9.

(b)	(jurisdiction) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Victoria, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

9.2	Liability for expenses

Each party must pay its own expenses incurred in negotiating, executing, stamping and registering this document.

9.3	Counterparts

This document may be executed in counterparts.

9.4	Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

10.	INTERPRETATION

10.1	Definitions

The following definitions apply in this document.

Announcement Date means the date that BHP Billiton makes the Agreed Announcement in accordance with clause 2.1(b).

Agreed Announcement means the announcement in the terms set out in schedule 1 or in other terms agreed to by both parties.

Agreed Bid Terms means the terms set out in schedule 2.

Agreed Consideration means the consideration specified in item 1 of schedule 2.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

10.

Bid means a takeover bid under Chapters 6 to 6C of the Corporations Act under which BHP Billiton offers to acquire all WMC Shares on terms no less favourable than the Agreed Bid Terms.

Business Day means a day (other than Saturday, Sunday or public holiday) on which banks are open for general banking business in Melbourne.

Compensating Amount has the meaning given to it in clause 3.2.

Competing Proposal means any proposal (including a scheme of arrangement) or offer (not including the Original Bid but including any increase by the Original Bidder of the consideration offered under the Original Bid other than the increase announced on 2 February 2005) that would if completed substantially in accordance with its terms, result in:

(a)	any person other than BHP Billiton acquiring:

(i)	an interest in all or a substantial part of the assets of WMC, including an interest in the Olympic Dam operation, WMC’s Nickel operation or the Corridor Sands mineral sands project; or

(ii)	a relevant interest in more than 50% of the voting shares of WMC; or

(b)	WMC and another person operating under a dual listed company, or similar, structure.

Corporations Act means the Corporations Act 2001 (Cth) as modified by any relevant exemption or declaration by ASIC.

WMC Board means the board of directors of WMC.

WMC Share means a fully paid ordinary share in the capital of WMC.

Unacceptable Circumstances has the meaning given in section 657A of the Corporations Act.

11.

10.2	Rules for interpreting this document

Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

(a)	(Corporations Act) Words and phrases which are defined by the Corporations Act have the same meaning in this document. If a special meaning is given for the purposes of Chapter 6 or 6A or a provision of Chapter 6 or 6A of the Corporations Act the word or phrase has that meaning.

(b)	A reference to:

(i)	(legislation) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

(ii)	(parties) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

(iii)	(persons) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

(iv)	(parts of things) anything (including a right, obligation or concept) includes each part of it.

(c)	(number) A singular word includes the plural, and vice versa.

(d)	(gender) A word which suggests one gender includes the other genders.

(e)	(parts of speech) If a word is defined, another part of speech has a corresponding meaning.

(f)	(examples) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

12.

SCHEDULE 1

AGREED ANNOUNCEMENT

13.

SCHEDULE 2

AGREED BID TERMS

1.	Offer Price

BHP Billiton offers A$7.85 per WMC Share.

2.	Conditions

The offer by BHP Billiton under the Bid may be subject only to conditions substantially on the terms described in the Agreed Announcement.

14.

EXECUTED as a deed.

EXECUTED by WMC Resources Limited:

Signature of director	Signature of director/secretary

Name	Name

EXECUTED by BHP Billiton Limited:

/s/ Charles W. Goodyear	/s/ Karen J. Wood
Signature of director	Signature of secretary

Charles W. Goodyear	Karen J. Wood
Name	Name

15.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ Peter Horton

Name:	Peter Horton

Title:	Company Secretary

Date:	10 March 2005